Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 1

(To Prospectus dated May 10, 2018)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated May 10, 2018 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of August 15, 2018, the closing sale price of our ordinary shares was $6.80 per share.

This Prospectus Supplement No. 1 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 17, 2018, which is set forth below. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated May 10, 2018, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 17, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for the six months ended June 30, 2018.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2018	2017
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	518,343	395,087
Deposits, prepayment and other receivables	4,252	33,574
Consideration receivable	-	141,341
Total current assets	522,595	570,002

Property, plant and equipment, net	110,962	194,712
Prepaid lease payments, net	14,348	15,111
Intangible assets	438	438
Total assets	648,343	780,263

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	4,856	4,690
Tax payable	8,148	6,243
Total current liabilities	13,004	10,933

Total liabilities	13,004	10,933

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(31)	(6,704)
Retained earnings	609,220	749,884
Total shareholders’ equity	635,339	769,330

Total liabilities and shareholders’ equity	648,343	780,263

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2018	2017
	HK$	HK$

Revenues	-	-

Operating Income/(expenses), net
Selling, general and administrative expenses	(3,155)	(9,484)
Other income	8,240	7,562
Gain on disposal of subsidiaries	6,303	-
Total operating income/(expenses), net	11,388	(1,922)

Income/(loss) from operations	11,388	(1,922)

Interest income	1,229	1,194
Income/(loss) before income tax expense	12,617	(728)

Income tax expense	(1,905)	(384)
Net income/(loss) attributable to the Company’s shareholders	10,712	(1,112)

Other comprehensive income/(loss)
Foreign currency translation adjustment	6,673	(811)
Comprehensive income/(loss) attributable to the Company’s shareholders	17,385	(1,923)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2018	2017
	HK$	HK$

Net income per share:
Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic income/(loss) per share attributable to the Company’s shareholders	HK$0.83	(HK$0.09)

Diluted income/(loss) per share attributable to the Company’s shareholders	HK$0.83	(HK$0.09)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2016 and at January 1, 2017	12,938,128	101	26,049	(5,891)	761,365	781,624

Net income for the year	-	-	-	-	139,895	139,895
Dividend paid	-	-	-	-	(151,376)	(151,376)
Cumulative foreign currency translation adjustment	-	-	-	(813)	-	(813)

Balance at December 31, 2017 and at January 1, 2018	12,938,128	101	26,049	(6,704)	749,884	769,330

Net income for the period	-	-	-	-	10,712	10,712
Dividend paid	-	-	-	-	(151,376)	(151,376)
Cumulative foreign currency translation adjustment	-	-	-	6,673	-	6,673

Balance at June 30, 2018	12,938,128	101	26,049	(31)	609,220	635,339

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2018	2017
	HK$	HK$
Operating activities
Net income/(loss)	10,712	(1,112)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,600	4,280
Gain on disposal of subsidiaries	(6,303)	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(9,486)	(262)
Trade payables	35,455	-
Other payables and accruals	(18,169)	(695)
Tax payables	1,905	270
Net cash provided by operating activities	18,714	2,481

Investing activities
Disposal/(Purchase) of property, plant and equipment	107,834	(23,223)
Net proceeds of disposal of subsidiaries	70	-
Proceeds from consideration receivable, net	141,341	128,702
Net cash provided by investing activities	249,245	105,479

Financing activities
Dividends paid	(151,376)	(151,376)
Net cash used in financing activities	(151,376)	(151,376)

Net increase/(decrease) in cash and cash equivalents	116,583	(43,416)

Effect of exchange rate changes on cash and cash equivalents	6,673	(811)
Cash and cash equivalents, beginning of period	395,087	486,222
Cash and cash equivalents, end of period	518,343	441,995

Supplementary disclosures of cash flow information:
Interest received, net	1,229	1,194
Income taxes paid	-	115

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Recent Events

As previously disclosed, on April 20, 2018, we completed the transfer of our ownerships interests in the subsidiaries holding the manufacturing plants in Kai Ping, China to Plastec International Holdings Limited.

Results of Operations

Operating results for the six months ended June 30, 2018 compared to the six months ended June 30, 2017

Our other income for the six months ended June 30, 2018 increased by HK$0.7 million or 9% to HK$8.2 million from HK$7.6 million in the same corresponding period in the prior year. This increase was attributable to increased rental income derived from our premises in Shenzhen, China.

Selling, general and administrative expenses for the six months ended June 30, 2018 decreased by HK$6.3 million or 66.7% to HK$3.1 million from HK$9.4 million in the same corresponding period in the prior year. The decrease resulted from the exchange gain arising from our receipt of the consideration receivable during the period.

As a result, we recorded a gain from operations of HK$10.7 million for the six months ended June 30, 2018 compared to a loss of HK$1.1 million in the same corresponding period in the prior year.

Balance sheet positions as at June 30, 2018 compared to December 31, 2017

Total assets decreased by HK$131.9 million or approximately 16.9% to HK$648.3 million as of June 30, 2018 compared to HK$780.2 million as of December 31, 2017. This decrease was mainly attributable to the payment of a cash dividend of HK$151.4 million during the period.

Total liabilities increased by HK$2.1 million or approximately 18.9% to HK$13.0 million as of June 30, 2018 compared to HK$10.9 million as of December 31, 2017. The increase was mainly attributable to income tax provided for HK$1.9 million during the period.

Cashflow analysis

We have historically relied primarily upon internally generated funds to finance our operations and expansion.

For the six months ended June 30, 2018, we recorded HK$116.6 million cash inflow as compared to HK$43.4 million cash outflow in the same corresponding period in the prior year.

We generated HK$18.7 million cash inflow from operating activities as compared to HK$2.5 million cash inflow in the corresponding period in the prior year.

Net cash provided by investing activities was HK$249.2 million after receipt of net proceeds of HK$141.3 million of the consideration receivable, compared to HK$105.5 million net cash inflow in the corresponding period in the prior year.

Net cash used in financing activities for the period was HK$151.4 million, representing cash dividend payment of HK$151.4 million, same as the net cash used in financing activities in the corresponding period in the prior year.

Interest income generated from bank accounts for the period was HK$1.2 million, approximately the same as the interest income generated from bank accounts in the corresponding period in the prior year.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 17, 2018